Exhibit 99.1
INSTRUCTIONS AS TO USE OF
RENT THE RUNWAY, INC. RIGHTS CERTIFICATE

CONSULT THE INFORMATION AGENT, YOUR BANK OR BROKER AS TO ANY QUESTIONS

The following instructions relate to the distribution in a rights offering (the “Rights Offering”) by Rent the Runway, Inc., a Delaware corporation (“Company”), to all holders of record (collectively, the “Record Holders”) of shares of the Company’s Class A common stock or Class B common stock (the “Common Stock”) as of 5:00 p.m., New York City time, on October 6, 2025 (the “Record Date”), as described in the Company’s prospectus dated September 30, 2025 (the “Prospectus”).

Each Record Holder of Common Stock as of 5:00 p.m., New York City time, on the Record Date will receive, at no charge, one transferable subscription right for each share of Common Stock owned by that Record Holder as of the Record Date (the “Rights”) to purchase a pro rata share of an aggregate of $12,500,000.00 in shares of the Company’s Class A Common Stock (“Shares”) at a subscription price of $4.08 per whole Share (the “Subscription Price”). The Rights will be evidenced by transferable rights certificates (the “Rights Certificates”).

Rights may only be exercised for a whole number of Shares. All Shares purchased in this Rights Offering will be issued in uncertificated, book-entry form, which means that Record Holders who properly exercise their Rights will receive a direct registration account statement from Equiniti Trust Company, LLC, the transfer agent and registrar for the Company’s Common Stock (the “Transfer Agent”), reflecting ownership of such shares if you are a Record Holder. If a Record Holder holds its Common Stock in the name of a bank, broker, dealer or other nominee, The Depository Trust Company will credit its nominee with the Shares purchased in this Rights Offering.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on October 21, 2025, unless extended in the Company’s sole discretion (such time, the “Expiration Date”). Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire, have no value and cease to be exercisable for Shares. The Company will not be obligated to honor any purported exercise of Rights received by Broadridge Corporate Issuer Solutions, LLC, the subscription agent for the Rights Offering (the “Subscription Agent”), after 5:00 p.m., New York City time, on the Expiration Date.

Each Right allows the holder thereof to subscribe for [●] Shares (the “Basic Subscription Privilege”) at the Subscription Price. If a Record Holder fully exercises his Basic Subscription Privilege and other Record Holders do not fully exercise their Basic Subscription Privileges, such Record Holder may also exercise an Over-Subscription Privilege (the “Over-Subscription Privilege”) to purchase additional Shares that remain unsubscribed at the expiration of the Rights Offering (such shares, the “Unsubscribed Shares”) at the Subscription Price, subject to availability and pro rata allocation of the Unsubscribed Shares among all persons exercising their Over-Subscription Privilege.

To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privileges in proportion to the number of Shares each of them subscribed for under their respective Basic Subscription Privileges. If there is a pro rata allocation of the Unsubscribed Shares and a Record Holder receives an allocation of a greater number of Unsubscribed Shares than subscribed for under its Over-Subscription Privileges, only the number of Shares for which such Record Holder subscribed will be allocated. The remaining Unsubscribed Shares will be allocated among all other Record Holders exercising their Over-Subscription Privilege.

Because the total number of Unsubscribed Shares will not be known prior to the expiration of the Rights Offering, if a Record Holder wishes to maximize the number of Shares he or she may purchase pursuant to such holder’s Over-Subscription Privilege(s), such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no holder other than such Record Holder purchases any Shares pursuant to their Basic Subscription Privileges and Over-Subscription Privileges.

If a Record Holder exercised its Over-Subscription Privilege and is allocated less than all of the Shares for which it wished to subscribe, any excess payment for Shares that were not allocated thereto will be returned via check, without interest or deduction, as soon as practicable after the Expiration Date. The Company will deliver or cause the Transfer Agent to deliver any shares purchased by Record Holders as soon as practicable after the Expiration Date and after all pro rata allocations and adjustments have been completed.

If you hold your shares of Common Stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the Rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the Expiration Date. If you send a payment that is insufficient to purchase the number of Shares you requested, or if the number of Shares you requested is not specified in the forms, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the availability of Shares under the Over-Subscription Privilege and the elimination of fractional Shares. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable following the Expiration Date.

If a Record Holder fails to complete and sign the Rights Certificate or otherwise fail to follow the subscription procedures that apply to the exercise of its rights before the Expiration Date, the Subscription Agent will reject its subscription or accept it to the extent of the payment received. Neither the Company nor the Subscription Agent undertake any responsibility or action to contact Record Holders concerning an incomplete or incorrect subscription form, nor are they under any obligation to correct such forms. The Company and the Subscription Agent have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

Record Holders are responsible for the method of delivery of their Rights Certificates with their Subscription Price payment to the Subscription Agent. If a Record Holder sends its Rights Certificates and Subscription Price payment by mail, we recommend that they are sent by traceable or overnight mail, properly insured, with return receipt requested. Record Holders should allow a sufficient number of days to ensure delivery to the Subscription Agent prior to the Expiration Date.

Do not send the Rights Certificate or payment of the Subscription Price to the Company. If you wish to participate in the Rights Offering, the Subscription Agent must receive your properly completed and duly executed Rights Certificate and related payments before 5:00 p.m., New York City time, on the Expiration Date, unless delivery of the Rights Certificate is effected pursuant to the guaranteed delivery procedures described below. Participating Record Holders will have no right to revoke their subscription after the Subscription Agent’s receipt of their payment for Shares. Rights not exercised prior to the Expiration Date of this Rights Offering will expire and will have no value.

The number of Shares you own is printed on the face of your Rights Certificate. The number of Shares printed on the face of the Rights Certificate can be used to help you determine your percentage ownership for the purposes of determining the amount of Shares you elect to subscribe for pursuant to the Over-Subscription Privilege.

YOUR RIGHTS CERTIFICATES, OR NOTICE OF GUARANTEED DELIVERY, AND FULL SUBSCRIPTION PRICE PAYMENT FOR EACH RIGHT THAT IS EXERCISED PURSUANT TO THE BASIC SUBSCRIPTION PRIVILEGE PLUS THE FULL SUBSCRIPTION PRICE FOR ANY ADDITIONAL AMOUNT OF SHARES SUBSCRIBED FOR PURSUANT TO THE OVER-SUBSCRIPTION PRIVILEGE, INCLUDING FINAL CLEARANCE OF ANY CHECKS, MUST BE RECEIVED BY THE SUBSCRIPTION AGENT, ON OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON OR PRIOR TO THE EXPIRATION DATE. ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVER-SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE WILL EXPIRE.

1.	Method of Subscription.

The Rights are evidenced by Rights Certificates, which may be physical certificates but will more likely be electronic certificates issued through the facilities of The Depository Trust Company (“DTC”). Except as described under “Non-U.S. Stockholders” in the Prospectus, the Rights Certificates will be mailed to Record Holders as of the Record Date or, if such Record Holders’ shares of Common Stock are held by a depository or nominee on his, her or its behalf, to such depository or nominee. Rights may be exercised by completing and signing the Rights Certificate together with any required signature guarantees and mailing it in the envelope provided, or otherwise delivering the completed and duly executed Rights Certificate to the Subscription Agent, together with payment in full for the Shares at the Subscription Price by the Expiration Date and any other supplemental documentation requested, unless delivery of the Rights Certificate is effected pursuant to the guaranteed delivery procedures.

2.	Method of Payment.

A participating Rights holder may send the Rights Certificate together with payment for the Shares subscribed for in this Rights Offering to the Subscription Agent based on the Subscription Price. Except as described below under “Guaranteed Delivery Procedures,” to be accepted, completed Rights Certificates and related payments must be received by the Subscription Agent at one of the Subscription Agent’s offices set forth below, at or prior to 5:00 p.m., New York City time, on or before the Expiration Date. Do not send Rights Certificates, notices of guaranteed delivery or payments to us.

All payments by a participating Rights holders must be in U.S. dollars only by wire transfer in immediately available funds to “Broadridge Corporate Issuer Solutions, LLC” with reference to the Rights holder’s name, or by certified bank or cashier’s check drawn upon a U.S. bank payable to “Broadridge Corporate Issuer Solutions, LLC”. The Subscription Agent will deposit all funds received by it prior to the Expiration Date into a segregated account pending pro-ration and distribution of the Shares.

The method of delivery of Rights Certificates and payment of the Subscription Price will be at the election and risk of the participating Rights holders, but if sent by mail it is recommended that such Rights Certificates and payments be sent by traceable or overnight mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date.

Whichever of the methods described above is used, issuance of the Shares purchased is subject to collection of checks and actual payment.

If a participating Rights holder who subscribes for Shares does not make payment of any amounts due by the Expiration Date, the Subscription Agent reserves the right to take any or all of the following actions: (i) reallocate the Shares to other participating Rights holders; (ii) apply any payment actually received by it from the participating Rights holder toward the purchase of the greatest whole number of Shares which could be acquired by such participating Rights holder upon exercise of the Right; and (iii) exercise any and all other Rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed Shares.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, and such determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as determined by the Company in its sole discretion. The Subscription Agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of Rights Certificates or incur any liability for failure to give such notification.

3.	Expiration of the Rights Offering and Extensions, Amendments and Termination.

Right holders may exercise their Rights at any time before 5:00 p.m., New York City time, on October 21, 2025, the Expiration Date for this Rights Offering. The Company may, in its sole discretion, extend the time available for exercising the Rights. If the commencement of this Rights Offering is delayed for a period of time, the Expiration Date of this Rights Offering will be similarly extended.

The Company will extend the duration of this Rights Offering as required by applicable law, and may choose to extend it if it decides that changes in the market price of its Shares warrant an extension or if it decides to give investors more time to exercise their Rights in this Rights Offering, although it does not presently intend to do so. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent and the information agent on or before the scheduled Expiration Date. If it elects to extend the Expiration Date, the Company will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced Expiration Date.

The Company reserves the right, in its sole discretion, to amend or modify the terms of this Rights Offering.

If Rights holders do not exercise their Rights before the Expiration Date, such unexercised Rights will be null and void and will have no value. The Company will not be obligated to honor the exercise of Rights if the Subscription Agent receives the documents relating to such exercise after the Expiration Date, regardless of when such Rights holder transmitted the documents, except if the relevant Rights holder timely transmitted the documents under the guaranteed delivery procedures described below.

4.	Termination Rights.

The Company’s Board may terminate this Rights Offering, in whole or in part, in its sole discretion at any time for any reason. If the Company terminates this Rights Offering, any funds paid by Rights holders to the Subscription Agent will be promptly refunded via check, without interest or deduction.

5.	Delivery of Subscription Materials and Payment.

The Subscription Agent for this Rights Offering is Broadridge Corporate Issuer Solutions, LLC. Rights holders should deliver their Rights Certificate and payment of the Subscription Price or, if applicable, notices of guaranteed delivery, to the Subscription Agent by one of the methods described below:

By Mail	By Overnight Carrier
Broadridge Corporate Issuer Solutions, LLC	Broadridge Corporate Issuer Solutions, LLC
Attention: BCIS Re-Organization Dept.	Attention: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, New York 11717-0693	Edgewood, New York 11717

Delivery to an address or by any method other than as set forth above will not constitute valid delivery, and the Company may not honor the exercise of your Rights. In considering which method of delivery to use, holders of Rights should take into consideration the amount of time remaining in this Rights Offering, as well as any guaranteed delivery procedures, to ensure that materials are delivered prior to the Expiration Date.

Payments must be made in full in U.S. currency by:

•	certified bank or cashier’s check drawn on a U.S. bank payable to “Broadridge Corporate Issuer Solutions, LLC, as Subscription Agent for Rent the Runway, Inc.”; or

•	wire transfer or transfer of immediately available funds to the account maintained by the Subscription Agent (see the Rights Certificate for the wire instructions).

Payment received after 5:00 p.m., New York City time, on the Expiration Date will not be honored, and, in such event, the Subscription Agent will return your payment to you, without interest, as soon as practicable. If you hold your shares of Common Stock in street name, please contact your bank, broker or nominee for instructions on how to participate in this Rights Offering.

If you have any questions or require assistance regarding the method of exercising your Rights or requests for additional copies of this document, you should contact the Subscription Agent, Broadridge Corporate Issuer Solutions, LLC, at 888-789-8409 or by e-mail at shareholder@broadridge.com.

6.	Calculation of Rights Exercised.

If you do not indicate the number of Rights being exercised, or do not forward full payment of the total Subscription Price payment for the number of Rights that you indicate are being exercised, (i) the Subscription Agent will have the right to reject and return your subscription for correction or (ii) you will be deemed to have exercised your Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised with the aggregate Subscription Price payment you delivered to the Subscription Agent. If your aggregate Subscription Price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your Over-Subscription Privilege to purchase the maximum number of shares of the Company’s Shares with your overpayment. If the Company does not apply your full Subscription Price payment to your purchase of Shares, the Company or the Subscription Agent will return the excess amount to you via check, without interest or deduction, as soon as practicable after the Expiration Date.

7.	Exercising a Portion of Your Rights

If you subscribe for fewer than all of the Shares represented by your Rights Certificate, you may receive from the Subscription Agent a new Rights Certificate representing your unused Rights.

If you do not indicate the number of Rights being exercised, or if you do not make full payment of the total Subscription Price payment for the number of Rights that you indicate are being exercised, (i) the Subscription Agent will have the right to reject and return your subscription for correction or (ii) you will be deemed to have exercised your right with respect to the maximum number of Rights that may be exercised with the aggregate Subscription Price payment you delivered to the Subscription Agent.

8.	Guaranteed Delivery Procedures

If you wish to exercise subscription Rights, but you do not have sufficient time to deliver the Rights Certificate evidencing your subscription Rights to the Subscription Agent on or before the Expiration Date, you may exercise your subscription Rights by delivering:

•
to the Subscription Agent, on or before the Expiration Date, the payment for each share you elected to purchase pursuant to the exercise of Rights in the manner set forth above under “—Method of Subscription”;

•	to the Subscription Agent before the Expiration Date the form entitled “Notice of Guaranteed Delivery”; and

•
the properly completed Rights Certificate evidencing your Rights being exercised and the form entitled “Nominee Holder Certification,” if applicable, with any required signatures guaranteed, to the Subscription Agent within one business day following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions for Use of Rent the Runway, Inc.’s Rights Certificate, which will be distributed to you with your Rights Certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the Subscription Agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide (i) your name, (ii) the number of Rights represented by your Rights Certificate, the number of Shares for which you are subscribing under your Basic Subscription Privilege and the number of Shares of the Company for which you are subscribing under your Over-Subscription Privilege and (iii) your guarantee that you will deliver to the Subscription Agent a Rights Certificate evidencing the Rights you are exercising within one business day following the date the Subscription Agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the Subscription Agent in the same manner as your Rights Certificate at the address set forth above under “Delivery of Subscription Materials and Payment.”

9.	Procedures for DTC Participants.

The Company expects that the exercise of your Basic Subscription Privilege and your Over-Subscription Privilege may be made through the facilities of DTC. If you are a broker, dealer, trustee or a depositary for securities who holds the Company’s Common Stock for the account of others as a nominee holder, you may exercise your Basic Subscription Privilege and your Over-Subscription Privilege through DTC’s PSOP Function on the “agents subscription over PTS” procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the Subscription Agent. DTC must receive the Rights Certificate, Notice of Guaranteed Delivery (if applicable), and payment for the new shares before 2:15 p.m., New York City time, on the Expiration Date, unless guaranteed delivery procedures are utilized with respect to delivery of your Rights Certificate.

10.	Fees and Expenses.

The Company is not charging any fee or sales commission to issue Rights to you or to issue Shares to you if you exercise your Rights. If you exercise your Rights through the record holders of your shares of Common Stock, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. The Company will pay all fees and expenses of the Subscription Agent related to this Rights Offering and have also agreed to indemnify the Subscription Agent from liabilities that it may incur in connection with this Rights Offering.

11.	No Fractional Shares of Class A Common Stock

All Shares will be sold at a purchase price of $4.08 per whole share. The Company will not issue fractional Shares or cash in lieu of fractional Shares. Fractional Shares resulting from the exercise of the Basic Subscription Privilege and Over-Subscription Privilege will be eliminated by rounding down to the nearest whole Share, with such adjustments as may be necessary to ensure that the Company offers no more than an aggregate of $12,500,000.00 in Shares in this Rights Offering. In the event that, because of the rounding of fractional Shares, this Rights Offering would have been subscribed in an amount in excess of $12,500,000.00 in Shares, all holders’ shares issued in this Rights Offering will be reduced in an equitable manner. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

12.	Notice to Beneficial Holders and Nominees

If you are a broker, a trustee or a depositary for securities who holds shares of the Company’s Common Stock for the account of others on the Record Date, you should notify the respective beneficial owners of such shares of this Rights Offering as soon as possible to find out their intentions with respect to exercising their Rights. You should obtain instructions from the beneficial owner with respect to their Rights, as set forth in the instructions the Company has provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate Rights Certificates and submit them to the Subscription Agent with the proper payment. If you hold shares of the Company’s Common Stock for the account of more than one beneficial owner, you may exercise the number of Rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of the Company’s Common Stock on the Record Date; provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled “Nominee Holder Certification” that the Company will provide to you with your Rights Offering materials. If you did not receive this form, you should contact the Subscription Agent, Broadridge Corporate Issuer Solutions, LLC, to request a copy.

13.	Beneficial Owners

If you are a beneficial owner of shares of the Company’s Common Stock or will receive your Rights through a broker, custodian bank or other nominee, the Company will ask your broker, custodian bank or other nominee to notify you of this Rights Offering. If you wish to exercise your Rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision with respect to your Rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other Rights Offering materials. If you wish to obtain a separate Rights Certificate, you should contact the nominee as soon as possible and request that a separate Rights Certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in this Rights Offering. The Company is not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

14.	Validity of Subscriptions

The Company will resolve all questions regarding the validity and form of the exercise of your Rights, including time of receipt and eligibility to participate in this Rights Offering. The Company’s determination will be final and binding. Once made, subscriptions and directions are irrevocable, and the Company will not accept any alternative, conditional or contingent subscriptions or directions. The Company reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless the Company waives them in its sole discretion. Neither the Company nor the Subscription Agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to the Company’s right to withdraw or terminate this Rights Offering, only when the Subscription Agent receives a properly completed and duly executed Rights Certificate, any other required documents and the full subscription payment. The Company’s interpretations of the terms and conditions of this Rights Offering will be final and binding.

15.	Funds Held by Subscription Agent

The Subscription Agent will hold your payment of the Subscription Price in a segregated account with other payments received from other Rights holders until the Company issues Shares to you upon consummation of this Rights Offering or the withdrawal or termination of this Rights Offering.

If the Subscription Agent returns payments to you through your broker, dealer, custodian bank or other nominee, then such broker, dealer, custodian bank or other nominee may charge you separate service or administration fees. The Company is not responsible for covering or reimbursing any such fees.

16.	Stockholder Rights

You will have no Rights as a holder of the Company’s Shares that you purchase in this Rights Offering until you receive a direct registration account statement from the Company’s Transfer Agent reflecting ownership of such shares, or your account at your nominee is credited with the Company’s Shares purchased in this Rights Offering.

17.	No Revocation or Change

Once you have exercised your Rights or have instructed your nominee of your subscription request, you may not revoke or change your exercise or request a refund of monies paid. All exercises of Rights are irrevocable, even if you learn information about us that you consider unfavorable. You should not exercise your Rights unless you are certain that you wish to purchase the Company’s Shares at the Subscription Price. Rights not exercised prior to the Expiration Date of this Rights Offering will expire and will have no value.

18.	Trading.

The Rights will not be listed for trading on the Nasdaq or any other national securities exchange or nationally recognized trading system.

19.	Transfers and Sales of Rights.

The Rights evidenced by a Rights Certificate may be transferred (i) in whole, by endorsing the Rights Certificate for transfer in accordance with the accompanying instructions or (ii) in part, by delivering to the Subscription Agent a Rights Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee and to issue a new Rights Certificate to the transferee evidencing such transferred Rights. In such event, a new Rights Certificate evidencing the balance of the Rights will be issued to the stockholder or, if the stockholder so instructs, to an additional transferee. The signature on the Rights Certificate must correspond to the name as written upon the face of the Rights Certificate, without alteration, enlargement, or any change. A signature guarantee must be provided by an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act, subject to the standards and procedures adopted by us.

Stockholders wishing to transfer all or a portion of their Rights should allow at least five business days prior to the Expiration Date of this Rights Offering for: (i) the transfer instructions to be received and processed by the Subscription Agent; (ii) a new Rights Certificate to be issued and transmitted to the transferee(s) with respect to transferred Rights and to the transferor with respect to retained Rights, if any; and (iii) the Rights evidenced by such new Rights Certificate to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Rights Certificates are not received in time for exercise prior to the Expiration Date.

Except for the fees charged by the Subscription Agent, which will be paid by us, all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred or charged in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights. None of those commissions, fees or expenses will be paid by us or the Subscription Agent. The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the basic subscription and Over-Subscription Privileges may be effected through, the facilities of DTC. Holders of DTC exercised Rights may exercise the oversubscription right in respect of such DTC exercised Rights by properly completing and duly executing and delivering to the Subscription Agent, at or before 5:00 p.m., New York City time, on the Expiration Date, a nominee holder over- Rights Certificate or a substantially similar form satisfactory to the Subscription Agent, together with payment of the estimated Subscription Price for the number of shares for which the Over-Subscription Privilege is to be exercised.